SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

☐  Form 10-K

☐  Form 20-F

 ☐  Form 11-K

☒  Form 10-Q

☐  Form N-SAR

☐  Form N-CSR

For Period Ended:  December 31, 2006

☐  Transition Report on Form 10-K

☐  Transition Report on Form 20-F

☐  Transition Report on Form 11-K

☐  Transition Report on Form 10-Q

☐  Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I

REGISTRANT INFORMATION

Commission File Number 0-24974

Full name of registrant: DIASYS CORPORATION

Former name if applicable: N/A

Address of principal executive office (street and number):

      21 West Main Street

Waterbury, Connecticut  06702

PART II

RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒       (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or

   Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

         State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company has been unable to complete compilation of all necessary information due to the travel schedules and other responsibilities of its Chief Executive Officer and its President / Chief Financial Officer and the complexities of compliance with the Sarbanes-Oxley Act.  The Company expects to complete all necessary functions as necessary to effect filing of its Quarterly Report on Form 10-QSB within 5 calendar days following the due date thereof.

.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Jeffrey B. Aaronson          (203) 755-5083

 (Name)  (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒  Yes ☐  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒  Yes ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s net sales for the three-month period ended December 31, 2006 increased $77,622 or 22.3% compared to the same period of the prior year. For the six-month period ended December 31, 2006 the company’s net sales increased $21,676 or 2.7%. The increase in net sales for the three-month period was primarily due to the timing of the orders received by the Company.  The Company has unshipped orders totaling $283,504 as of December 31, 2006 compared to $145,773 as of December 31, 2005.

DIASYS CORPORATION

 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 13, 2007

By: S/ JEFFREY B. AARONSON

Jeffrey B. Aaronson

President & Chief Financial Officer

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